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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)*


                            Electrosource, Inc.
                               (Name of Issuer)


                    Common Stock, par value $.10 per share
              (upon conversion of 5% Convertible Promissory Note)
                        (Title of Class of Securities)


                                   28615010
                                (CUSIP Number)


                   Robert G. DeLaMater, Sullivan & Cromwell
                  125 Broad Street, New York, New York 10004

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 March 6, 1996
                 (Date of Event which Requires Filing of this
                                  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------
CUSIP NO. 28615010
--------------------
------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Mitsui Engineering & Shipbuilding Co., Ltd.

------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS
            WC
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Japan

------------------------------------------------------------
                  7.    SOLE VOTING POWER
                  806,092 shares (assuming conversion of 5%
  NUMBER OF       Convertible Promissory Note)
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON         806,092 shares (assuming conversion of 5%
    WITH          Convertible Promissory Note)
                  ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON      806,092 shares (assuming conversion of 5% Convertible
                  Promissory Note)

------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                       [  ]
------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.9% of Common Stock (assuming conversion of 5% Convertible
      Promissory Note)

------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------

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Item 1.  Security and Issuer

            This Amendment No. 1 (this "Amendment") amends and restates the statement on Schedule 13D (the "Statement") filed by Mitsui Engineering &

Shipbuilding Co., Ltd., a Corporation organized under the laws of Japan

("Mitsui"), with the Commission on November 10, 1994, with respect to the

Common Stock, par value $.10 per share (the "Common Stock"), of

Electrosource, Inc. (the "Company"), 3800B Drossett Drive, Austin, Texas

78744-1131, which is issuable upon conversion of the 5% Convertible

Promissory Notes (the "Notes") held by the entity making this filing.



Item 2.  Identity and Background

            This statement is being filed by Mitsui.  The address of the principal office and business of Mitsui is 6-4, Tsukiji 5-chome, Chuo-ku,

Tokyo 104, Japan, telephone: 011-813-3544-3147.

            Mitsui is one of the largest heavy industrial enterprises in

Japan.  It is engaged in the manufacture and construction of a wide range of ships, such as merchant ships, naval ships and governmental ships and steel structures such as bridges.  It is also engaged in the manufacture of industrial machinery, such as diesel engines, container handling cranes and turbines; plant engineering and construction; and the construction of environmental protection systems.  In addition, Mitsui is diversifying its

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product line into various areas such as new materials, for example,

titanium alloys and amorphous metals.

            The name, business address, present principal occupation and citizenship of each executive officer and director of Mitsui are set forth in Appendix A hereto.

            During the last five years, none of Mitsui nor, to the best knowledge of Mitsui, any of its executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

            The aggregate amount of funds used in making the initial

purchase of the Notes (the "$3,800,000 Note") on November 10, 1994 was

$3,800,000.  Mitsui used working capital generated in the ordinary course of its operations for such purchase.

Item 4.  Purpose of Transaction

            Mitsui has acquired the $3,800,000 Note on November 10, 1994 pursuant to the Note Purchase Agreement, dated October 26, 1994 (the "Note

Purchase Agreement"), for

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the purpose of investment in conjunction with its commercial licensing relationship with Company.  On December 6, 1995, Mitsui received as interest on the $3,800,000 Note a Note dated October 26, 1995 in the principal amount of $190,000 (the "$190,000 Note").

            On December 5, 1995, Mitsui gave notice to the Company of the termination of the commercial licensing relationship between Mitsui and the

Company.  Pursuant to the Termination Agreement, dated March 6, 1996 (the

"Termination Agreement"), in connection with the termination of such relationship, Mitsui and the Company agreed, among other things, that

Mitsui would apply $1,000,000 of the principal amount of the $3,800,000

Note toward the payment of certain amounts owed by Mitsui to the Company and the Company would issue a replacement Note for the $3,800,000 Note.  In addition, the Company agreed to issue a Note as interest on the $3,800,000

Note and the $190,000 Note to the date of issuance of such replacement

Note.  On March 8, 1996, Mitsui received from the Company the replacement

Note dated March 6, 1996 in the principal amount of $2,800,000 and a Note dated March 6, 1996 in the principal amount of $73,150 representing the interest on the $3,800,000 Note and the $190,000 Note.  The $3,800,000 Note

was cancelled.

            The Note Purchase Agreement and Exhibit A thereto, which were attached to the Statement as Exhibit 1, and the Termination Agreement,

which is attached to this Amendment

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as Exhibit 2, are hereby incorporated by reference herein in their entirety.

Item 5.  Interest in Securities of the Issuer

            (a)  Mitsui owns directly the Notes, which have an aggregate principal amount of $3,063,150.  The Notes are presently convertible into

806,092 shares of Common Stock, equal to approximately 2.9%* of the total number of shares of Common Stock outstanding, which Mitsui may be deemed to own beneficially.  Mitsui does not beneficially own any other shares of

Common Stock.  To the best of Mitsui's knowledge, none of its directors or executive officers beneficially owns any shares of Common Stock.

            (b)  Mitsui has the sole power to vote, or to direct the vote,

and the sole power to dispose of, or to direct the disposition of, the

Notes and the shares of Common Stock issuable upon conversion of the Notes.

            (c)  Except for the acquisition by Mitsui of the Notes

described in Item 4, no transaction in the Common Stock has been effected by Mitsui during the past 60 days.

            (d)  No person other than Mitsui has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Notes and the Common Stock issuable upon conversion of the

Notes.














* Based on 27,932,604 shares of Common Stock of the Company outstanding as of November 30, 1995, as disclosed in the Company's report on Form 8-K filed with the Commission on January 13, 1996.

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            (e)  As of March 6, 1996, Mitsui ceased to be the beneficial owner of more than five percent of Common Stock of the Company.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

            The response to Item 4 is hereby incorporated herein by

reference.

Item 7.  Material to be filed as Exhibits

            1. Note Purchase Agreement, dated October 26, 1994, between the Company and Mitsui, including Exhibit A thereto (incorporated by reference to Exhibit 1 to the Statement).

            2. Termination Agreement, dated March 6, 1996, between the Company and Mitsui.

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                                 SIGNATURE



            The undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.



                              MITSUI ENGINEERING & SHIPBUILDING
                              CO., LTD.



                              By  /s/ Hitoshi Narita
                                 Hitoshi Narita
                                 Managing Director


Dated: March 18, 1996

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                                                                 APPENDIX A

                 Executive Officers and Directors of Mitsui

            The name and principal occupation or employment of each

executive officer and director of Mitsui are set forth below.  Except as otherwise noted, the principal employment of each person is with Mitsui and the business address of each such person is 6-4, Tsukiji 5-chome, Chuo-ku,

Tokyo 104, Japan.  All of the persons listed below are citizens of Japan.



                             Principal
                             Occupation or
 Name                        Employment           Address

 Yasunosuke Ishii            Chairman

 Jiro Hoshino                President

 Masao Iwane                 Senior Managing
                             Director

 Yoshiaki Shinojima          Senior Managing
                             Director

 Tetsuo Takeuchi             Senior Managing
                             Director

 Norikazu Ohta               Managing Director

 Mikihiko Miyake             Managing Director

 Yoshihiro Hasegawa          Managing Director

 Hitoshi Narita              Managing Director

 Toshimichi Okano            Managing Director

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                             Principal
                             Occupation or
 Name                        Employment           Address

 Osamu Taki                  Director

 Masayuki Sumi               Director

 Yuji Tanaka                 Director

 Hiroshi Kitashima           Director

 Shigeru Koshikawa           Director

 Hideo Kajiki                Director

 Tadashi Biwa                Director

 Makio Kanaiwa               Director

 Osami Yamamoto              Director

 Takeshi Sasaki              Director

 Kanjiro Fukushima           Corporate Auditor

 Seishi Sakaki               Corporate Auditor

 Toshiyuki Sakai*            Senior Managing      35-22 Ohokayama 1-
                             Director,            chome, Meguro-ku,
                             Toyo Electronics     Tokyo, 152 Japan
                             Corp.

 Takayuki Mino               Corporate Auditor
























*     Statutory Auditor of Mitsui
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                               EXHIBIT INDEX



                                                     Page on which
                                                   Exhibit appears

 1.    Note Purchase Agreement, dated                    N/A
       October 26, 1994, between the Company
       and Mitsui, including Exhibit A
       thereto.

 2.    Termination Agreement, dated March 6,              12
       1996, between the Company and Mitsui.